THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 7

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities and Exchange Act of 1934

For the month of September, 2002

SANTA ISABEL INC.
(Translation of registrant's name into English)

AGENDA APOQUINDO 3600, 7th FLOOR
SANTIAGO, CHILE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or For 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

Attached to this report are certain projections of Santa Isabel S.A. ("Santa Isabel") which were made public by affiliates of Koninklijke Ahold N.V. ("Ahold") in connection with the filing of a Schedule TO relating to offers to purchase any and all outstanding shares of common stock and American Depositary Shares of Santa Isabel.

On September 3, 2002, Disco Ahold International Holdings N.V., a Netherlands Antilles corporation and a wholly owned subsidiary of Koninklijke Ahold N.V. ("Ahold"), a public company with limited liability organized and existing under the laws of The Netherlands, filed a Schedule TO with the Securities and Exchange Commission relating to its offer to purchase (1) any and all of the outstanding shares of common stock (the "Shares") of Santa Isabel S.A. ("Santa Isabel"), other than Shares currently owned by Ahold and its affiliates, from all holders of Shares resident in the United States ("U.S. Holders") and (2) any and all of the outstanding American Depositary Shares ("ADSs") of Santa Isabel, each representing 15 Shares, other than ADSs currently owned by Ahold and its affiliates (the "U.S. Offer"). Through a concurrent offer in Chile, Gestión, Rentas e Inversiones Apoquindo Limitada, a newly formed, limited liability company organized and existing under the laws of the Republic of Chile and a wholly owned subsidiary of Ahold, has offered to purchase any and all of the outstanding Shares, other than Shares currently owned by Ahold and its affiliates, including Shares held by U.S. Holders (the "Chilean Offer" and, together with the U.S. Offer, the "Offers").The Schedule TO included certain projections regarding the future financial performance of Santa Isabel that had been obtained by Ahold from Santa Isabel prior to commencement of the offers by Ahold. Ahold, as a significant shareholder of Santa Isabel, and its representatives on Santa Isabel's Board of Directors had access to nonpublic management projections regarding future financial performance of Santa Isabel for its fiscal years 2002 through 2006 (the "Projections"), which were not publicly available. A summary of the Projections is set forth below. The Projections were prepared for the purpose of, and were provided to Ahold, in May 2002, in connection with, an update of Santa Isabel's budget. The Projections are unaudited, are stated in Chilean pesos and were prepared in accordance with Chilean GAAP. Certain adjustments would be required for the Projections to conform to U.S. GAAP. Such adjustments have not been made and Santa Isabel has no intention to make any such adjustments. In general, Santa Isabel does not publicly disclose projections as to future sales, earnings or other income statement and balance sheet data and the Projections were not prepared with a view to public disclosure. In August 2002, the management of Santa Isabel informed Ahold that Santa Isabel's reported financial results for the six-month period ended June 30, 2002 were below the projected financial results for such six-month period that were a part of the full fiscal year 2002 results included in the Projections. Santa Isabel's management also informed Ahold that it no longer expects Santa Isabel to achieve the projected financial results for fiscal year 2002, a summary of which is set forth below. According to Santa Isabel's management, sales and operating earnings for Santa Isabel's fiscal year 2002 are expected to be approximately Ch$10.0 billion and Ch$4.0 billion lower than projected, respectively. Santa Isabel's management expects that Santa Isabel's fiscal year 2002 financial results will fall short of those reflected in the Projections, making it less likely that Santa Isabel will be able to realize the projected financial results for fiscal years 2003 through 2006 reflected in the Projections since such projected results were based on the assumption that Santa Isabel's fiscal year 2002 results would be in line with those included in the Projections.

Basis of the Projections. Some of the material assumptions underlying the Projections related to certain macro economic data for the countries in which Santa Isabel has operations (Chile, Peru and Paraguay). Specifically, these assumptions related to (a) growth in the gross domestic product ("GDP"), (b) growth in consumption, (c) changes in the rates of inflation, (d) growth in the population and (e) interest rates. Additional material assumptions underlying the

Projections concerned (a) capital expenditure levels, (b) changes in the same store sales for Santa Isabel's supermarkets and (c) applicable income tax rates.

The assumptions that were made in connection with the preparation of the Projections with respect to Chile, Peru and Paraguay were as follows:

- GDP increases will range from 2.5% to 5.0% per year in fiscal years 2002 to 2006,
- consumption increases will range from 2.0% to 5.1% per year in fiscal years 2002 to 2006,
- inflation rates will range from 3.0% to 10.0% per year in fiscal years 2002 to 2006,
- population increases will range from 1.4% to 1.5% per year in fiscal years 2002 to 2006, and
- interest rates will range from at 7.0% to 8.0% per year in fiscal years 2002 to 2006.

Additional assumptions that were made in connection with the preparation of the Projections were as follows:

- capital expenditure levels will range from Ch$40.0 billion to Ch$68.4 billion per year in fiscal years 2002 to 2006,
- same stores sales increases will range from 1.4% to 9.0% per year in fiscal years 2002 to 2006, and
- income tax rates will range from 16% to 30% per year in fiscal years 2002 to 2006.

A summary of the Projections provided to Ahold in May 2002 is set forth below.

Projections under Chilean GAAP
(Prepared in May 2002)

Consolidated Income Statement Data:	For the Year Ended December 31,				
	2002	2003	2004	2005	2006
			(millions of Ch$)		
Net sales	473,612	619,523	806,228	1,009,725	1,215,820
Cost of sales	351,719	466,897	609,859	762,726	916,244
Gross profit	121,893	152,626	196,369	246,999	299,576
Administrative and selling expenses	118,990	143,392	174,223	209,763	248,751
Operating income (loss)	2,903	9,234	22,146	37,236	50,825
Income (loss) before tax	(7,505)	(2,579)	(8,180)	21,197	34,384
Net income (loss)	(9,119)	(3,160)	7,623	13,743	23,893

Consolidated Balance Sheet Data:	As at December 31,				
	2002	2003	2004	2005	2006
	(millions of Ch$)				
Total current assets	71,914	91,083	116,536	140,293	167,749
Total assets	307,877	353,279	428,114	480,923	534,733
Current liabilities	107,180	130,017	164,317	199,561	235,210
Total long-term liabilities	122,927	145,930	176,446	177,645	168,802
Total shareholders' equity including minority interest	77,769	77,332	87,352	103,716	130,721
Total liabilities and shareholders' equity	307,877	353,279	428,114	480,923	534,733

The following are cautionary statements concerning the Projections and the information set forth above, which are forward-looking statements.

The Projections were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or U.S. GAAP. None of Santa Isabel's certified public accountants has examined, compiled or performed any procedures with respect to any of the Projections or has expressed any conclusion or provided any form of assurance with respect to the Projections or their achievability and, accordingly, assumes no responsibility for, and disclaims any association with, the Projections.

The Projections (including the summary set forth above) are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from the Projections and should be read with caution. Some of the factors that could cause actual results to differ materially from the Projections include, without limitation, (a) high inflation in Chile, Peru or Paraguay; (b) slow or negative growth of the Chilean, Peruvian or Paraguayan economies; (c) declining foreign and domestic investments in Chile, Peru or Paraguay; (d) significant devaluations of the Chilean, Peruvian or Paraguayan currencies; (e) changes in Chilean, Peruvian or Paraguayan currency exchange controls or convertibility policies; (f) adverse political, economic or social consequences in Chile, Peru or Paraguay or in countries whose economic performance significantly impacts Chile, Peru or Paraguay (such as other emerging markets and, in particular, Argentina, Brazil or Mexico); (g) changes in the Chilean, Peruvian or Paraguayan system of taxation; (h) restrictions on Santa Isabel's future ability to borrow; (i) fluctuations in Santa Isabel's results of operation and profitability due to the timing of the opening of new stores and the seasonality of the food retail business in Chile, Peru or Paraguay; (j) increases in interest rates; (k) increased competition; (l) changes in marketing methods utilized by competitors; (m) the behavior of other market participants; (n) the actions of government regulators; and (o) fluctuations in exchange rates, in particular the Chilean peso and other currencies in which Santa Isabel's assets, liabilities and operating results are denominated, including United States dollars, Paraguayan guaranis and Peruvian soles.

When the Projections were originally provided, Santa Isabel advised Ahold that the Projections were subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the Projections are based upon a variety of estimates and hypothetical assumptions made by Santa Isabel which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Santa Isabel's control. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate. Actual results may be materially greater or less than those contained in the Projections.

As noted above, the management of Santa Isabel no longer expects to achieve the projected financial results for fiscal year 2002 included in the Projections. Such failure also makes it less likely that Santa Isabel will meet the projected financial results for the subsequent fiscal years included in the Projections.

For these reasons, as well as the bases and assumptions on which the Projections were compiled, the inclusion of the summary of the Projections herein should not be regarded as a representation or an indication that either Santa Isabel or any of its affiliates or representatives considers such information to be an accurate prediction of future events with respect to the business or financial results of Santa Isabel, and the information should not be relied on as such. Neither Santa Isabel nor any of its affiliates or representatives assumes any responsibility for the reasonableness, completeness, accuracy or reliability of the Projections (including the summary thereof set forth above). Neither Santa Isabel nor any of its affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the Projections (including the summary thereof set forth above) and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTA ISABEL S.A.

By: /s/ ALVARO G. FRANCES
Alvaro G. Frances
Chief Executive Officer